

December 21, 2012

Via E-Mail
Jeffrey L. Robins
Chief Executive Officer
NU-MED PLUS, INC.
455 East 500 South, Suite 205
Salt Lake City, Utah 84111

> **Re:** **NU-MED PLUS, INC.**
> **Registration Statement on Form 10**
> **Filed December 10, 2012**
> **File No. 000-54808**

Dear Mr. Robins:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Where we refer to a prior comment, the comment numbers refer to the numbers in our October 16, 2012 letter to you.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Please note that this filing will become effective automatically 60 days after the date you initially filed it. If this filing was made voluntarily, you should consider withdrawing it prior to the effective date if comments remain outstanding. You could then refile when you are prepared to resolve the comments. Please file your request for withdrawal before the automatic effectiveness date.

If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business, page 3

1. We note your response to prior comments 1 and 2; however, it remains unclear what product resulted from the year of development, what remains to be completed before you have a product that you can sell, and how you have a reasonable basis for your statements of belief regarding cost savings given the status of development. For example, if the mixture has "shown the requisite parameters" as you mention on page 4, why is "optimization" necessary as you mention in the next sentence? Also, if you have not yet produced a product that can be sold commercially, it is unclear what support you have for

your statement that the system offers significant cost savings or for your belief that the refined formulation can produce a product at a price which is "substantially less" than all currently available technologies as you say on page 4, could be more economical as you say on page 3, or would provide attractive margins as you say on page 5. Please revise or advise.

2.   We note the deletion of your previous disclosure that you would be able to begin product formulation and system development in September 2012. Please disclose the delay and the reasons for it.

Products, page 4

3.   Please state clearly whether the potential uses of nitric oxide that you mention in this section have been cleared by the FDA.

General Risks Relating to Investors, page 11

4.   Refer to Exhibit 10.2 and your disclosure on page 15. Please add a risk factor to address the risk created by your outstanding note convertible into shares at a price that has yet to be determined. For example, could the note cause a substantial increase in the number of outstanding shares or cause the holder to acquire significant influence or control over the company? What is the status of the obligation if you cannot agree on a conversion rate?

We intend to take advantage, page 11

5.   Your disclosure in response to prior comment 4 suggests that, contrary to Section 107(b)(2) of the JOBS Act, you can choose to adopt some standards and not others. Please revise to state clearly your election under Section 107(b) and provide the related disclosure requested in prior comment 4.

Liquidity and Capital Resources, page 13

6.   Please tell us how you considered the requirements of Item 303(a)(1) and whether you considered a disclosure indicating to what degree management expects to have a marketable revenue producing product in the next twelve months. Or, if a marketable product is not expected within the next twelve months, management's best estimate as to when such product will be achieved and the major phases and estimated costs necessary to achieving such product.

Principal Shareholders, page 15

7.   We note your disclosure that SCS, Inc. owns 2,405,442 shares of your common stock. However, on page 19 you mention that you issued 3,561,942 shares to SCS in March 2012. Exhibit 10.1 also states that Smith Corporate Services, Inc. shall receive 3,561,942

shares of your common stock. Please tell us the relationship between SCS, Inc. and Smith Corporate Services, Inc., and how those entities' resale of the shares was consistent with your exemption from registration of the issuance of the shares pursuant to Section 4(2) of the Securities Act.

Management, page 16

8.   We note your disclosure on page 3 that Tom Tait is part of your core team. Please tell us why you do not provide the disclosure mentioned in Regulation S-K Item 401(c) as it applies to Mr. Tait.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 18

9.   Please expand your disclosure to include all information required by Regulation S-K Item 404(d). For example, describe the SCS note transaction mentioned on page 15, including the interest rate and repayment terms. Also describe the material terms of your consulting agreement with SCS.

Item 9. Market Price of and Dividends . . ., page 19

10.   Please update your December 31, 2011 disclosure regarding the number of holders of your common equity.

Possible Sale of Common Stock Pursuant to Rule 144, page 19

11.   Please expand your response to prior comment 22 to provide us the authority on which you relied to determine the length of the Rule 144 holding period. Also, please tell us when you believe the holding period begins for the securities that you issued for services that you will receive in the future or that will be "deemed earned" in the future, citing all authority on which you rely.

Item 10. Recent Sales of Unregistered Securities, page 19

12.   Please reconcile your disclosure here regarding March 2012 issuances to consultants with the dates in the agreements that you filed as exhibits.

13.   Please tell us how this section reflects the October 2, 2012 transaction mentioned on page F-7.

Description of Securities, page 19

14.   It is unclear how you addressed the last sentence of prior comment 24. It appears that Article X of your by laws permits your board to amend the bylaws, including section 2.11 of the bylaws which established the voting rights of the shareholders. If the board can

change the voting rights of the common stockholders without approval of the majority of the outstanding shares, please add appropriate disclosure, including disclosure in your Risk Factors section of this document.

Common Stock, page 19

15.   We note your disclosure on page 20 in response to prior comment 25. Please tell us what section of your Articles of Incorporation provides that you are not subject to all of the "Control Share" provisions of Utah law. Article IV of exhibit 3.01 appears to address only the demand for payment provision, and not other provisions like those governing voting rights.

Note 6. Common Stock, page F-6

16.   We note your disclosure that on April 18, 2012, the company issued 7,860,512 common shares valued at $0.015 per share for a total value of $117,908 to consultants and contractors for future services to be provided from the date of issuance through April 1, 2016. We further note that the agreements included as Exhibits 10.1, 10.3, 10.4 and 10.5 are dated in November 2012 and represent only 6,211,942 common shares. Please respond to the following:

- Please tell us the nature of any related party relationships with your consultants.
- Discuss the method you will use to measure the amount of amortization each reporting period.
- Please explain why you refer to issuing the shares as of April 18, 2012 if the agreements were not signed until November 2012.
- Please reconcile the total shares disclosed of 7,860,512 to the sum of the shares included in the exhibits of 6,211,942. As necessary, please file any additional required exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult at (202) 551-3618 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc: Victor Schwarz, Esq.